Exhibit 99.1

Shanda Games Limited Announces Management Change
Shanghai, China, January 23, 2010 — Shanda Games Limited (“Shanda Games,” or the “Company”) (NASDAQ: GAME), a leading online game developer, operator, and publisher in China, today announced that Ms. Diana Li has resigned as the Company’s chief executive officer and a member of the Board of Directors to pursue other interests. The Company’s chairman, Mr. Qunzhao Tan, will assume the duties of both chairman of the board and CEO of the Company.
“I want to thank the Company’s board members and employees for their support and trust in me,” said Ms. Li. “It is with great difficulty that I leave a company in which I have devoted the last five years to help build. I want our business partners, investors, and employees to know that I am leaving the Company in good hands. Over the past several years we have built up a strong management system and team to execute our corporate strategy. At the same time, I believe our chairman, who has extensive experience and a deep knowledge of the online games industry, will be able to lead the Company to new heights. I wish the Company continued success in the coming years.”
“I would like to thank Diana for her tremendous contribution over the past five years,” Mr. Tan commented. “Since joining Shanda Interactive Entertainment in early 2005 as a director of our Total Quality Management Center and later as a director of our Business Development Center and Project Management Center, she has worked tirelessly on various projects within Shanda Games. I have enjoyed seeing her rise up through the ranks to become the CEO of Shanda Games. Her vision, business acumen, and execution ability will be missed by us all. We wish her success in her new endeavors.”
Mr. Tan is a co-founder of Shanda Interactive Entertainment and served as president of its online games business unit until the establishment of Shanda Games Limited in May 2008. In such capacity, Mr. Tan was primarily responsible for research and development, operations, technical support, and the production of key games. He led the team that launched and operated the massively multi-player online role-playing game (MMORPG), MIR II, and the team that developed and operated the MMORPG WOOOL. Mr. Tan remains the producer of both games and is leading the teams that are developing “Legend of Immortals” and “World Zero.”

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the future benefits brought by the joint venture, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Registration Statement on form F-1. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
About Shanda Games
Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China, with a mission of becoming a leading global online game media platform. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.
Contact
Investors:
Maggie Zhou, Investor Relations Manager
Shanda Games Limited
Phone:   +86-21-5050-4740 (Shanghai)
Email:    IR@ShandaGames.com
Media:
Courtney Shike (China)
Brunswick Group LLC
Phone:   +86-10-6566-2256
Email:    cshike@brunswickgroup.com
Kate Tellier (U.S.A.)
Brunswick Group LLC
Phone:   +1-212-706-7879
Email:    ktellier@brunswickgroup.com

2